Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-259138

Variant Alternative Income Fund (the “Fund”)

Supplement dated November 9, 2026

to the

Prospectus dated August 31, 2026

Auction-Based Authorized Transfers of Shares

Effective immediately, the Fund’s Prospectus is revised as follows:

1.	The fourth bullet point on the cover page is deleted in its entirety and replaced with the following:

●	The Fund does not intend to list the Shares on any securities exchange and the Fund does not expect a secondary market in the Shares to develop; however, the Fund intends to authorize transfers of Shares through auctions which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers.

2.	The last paragraph on cover page 2 is deleted in its entirety and replaced with the following:

Interval Fund: The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers for no less than 5% of the Fund’s Shares outstanding at NAV. While the minimum quarterly repurchase offer will be 5%, the amount of each quarterly repurchase offer will be subject to approval of the Board of Trustees (the “Board” and each of the trustees on the Board, a “Trustee”). It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not marketable. There is not expected to be any secondary trading market in the Shares; however, the Fund intends to authorize transfers of Shares through auctions which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.

3.	The following section is added to the Prospectus Summary immediately after the section titled “FUND SUMMARY—Repurchase Offers:”

Auction-Based Transfers

The Fund does not intend to list the Shares on any securities exchange and the Fund does not expect a secondary market in the Shares to develop; however, at the discretion of the Fund’s officers, the Fund may authorize transfers of Shares in limited circumstances through auctions, which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers. Auctions are separate and distinct from the Fund’s continuous offering of Shares at the Fund’s NAV per Share (which will remain ongoing independent of the auctions described herein) and the Fund’s repurchase offers at NAV per Share, and no purchase orders for Fund Shares received by the Fund in its continuous offering will be filled by matching such orders with sale orders in an auction.

No fees or commissions will be charged by the Fund or its affiliates to Shareholders that participate in auctions to offer their Shares. However, Shareholders may incur brokerage commissions or other fees charged by their financial intermediaries or other third parties. An auction would seek to arrive at a single clearing price (that will likely be lower than, but could be at a premium to, the Fund’s last calculated NAV), which would determine whether and to what extent Shares may be sold. While there is no minimum number of participants required to conduct an auction, the auction platform provider will have discretion to not commence an auction if it determines that insufficient demand exists. Transfers of Shares pursuant to an auction are permitted only when the auction has been authorized by the officers of the Fund, which will be communicated to Shareholders by or on behalf of the Fund. Transfers of Shares may be subject to restricted periods, including but not limited to limiting such transfers to certain eligible time periods or as otherwise required in order to comply with federal securities laws, rules, and regulations. See “AUCTION-BASED TRANSFERS.”

4.	The first and last paragraphs of the section titled “PRINCIPAL RISK FACTORS—GENERAL RISKS—LIMITED LIQUIDITY; REPURCHASE OFFERS” are deleted in their entirety and replaced with the following:

LIMITED LIQUIDITY; REPURCHASE OFFERS. Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund; however, the Fund intends to authorize transfers of Shares through auctions which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the date on which the repurchase offer terminates. See “TENDER OFFERS/OFFERS TO REPURCHASE,” “TENDER/REPURCHASE PROCEDURES” and “AUCTION-BASED TRANSFERS.”

5.	The following disclosure is added to the “PRINCIPAL RISK FACTORS—GENERAL RISKS” section of the Prospectus:

AUCTION RISK. There can be no guarantee that any auctions pursuant to which the Fund’s officers have authorized transfers of Shares will function as intended, or that there will be sufficient investor demand to support such auctions. Further, such auctions shall only be available during limited time periods in which the transfers are authorized by the Fund’s officers pursuant to the requirements of the Declaration of Trust. Even if an auction is operationally functional, Shareholders may be unable to sell their Fund Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the Fund’s most recently calculated NAV, and depending on buy-side interest in a particular auction, the price could be substantially below NAV.

6.	The first paragraph of the section titled “TRANSFERS OF SHARES” is deleted in its entirety and replaced with the following:

There is no public market for the Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. Shares are transferable only in limited circumstances as described in further detail below, and liquidity for investments in Shares may be provided only through the repurchase offers described above; however, the Fund intends to authorize transfers of Shares through auctions which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers. If a Shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors that can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

7.	Immediately preceding the section titled “ANTI-MONEY LAUNDERING,” the following section is added to the Prospectus:

AUCTION-BASED TRANSFERS

The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop; however, at the discretion of the Fund’s officers, the Fund may authorize transfers of Shares in limited circumstances through auctions, which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s repurchase offers. Auctions are separate and distinct from the Fund’s continuous offering of Shares at the Fund’s NAV per Share (which will remain ongoing independent of the auctions described herein) and the Fund’s repurchase offers at NAV per Share, and no purchase orders for Fund Shares received by the Fund in its continuous offering will be filled by matching such orders with sale orders in an auction. The following describes the anticipated operation of auctions pursuant to which transfers of Shares will be authorized by the Fund’s officers.

The Fund’s officers, from time to time, intend to authorize transfers of Shares via an auction conducted by an auction platform provider selected by such officers. The auction platform provider will have discretion as to whether to commence an auction, and the Fund’s officers expect any such auction platform provider to evaluate whether sufficient demand exists for conducting an auction prior to conducting any auction pursuant to which the officers have authorized the transfer of Shares. Shareholders will be notified, by or on behalf of the Fund, in advance of the possible commencement of an auction pursuant to which the officers have authorized the transfer of Shares, and the commencement of any such auction will be at the discretion of the selected auction platform provider. Shareholders may not initiate an auction or otherwise request or demand the initiation of an auction.

Pursuant to the process described below, an auction would seek to arrive at a single clearing price (that will likely be lower than, but could be at a premium to, the Fund’s last calculated NAV), which would determine whether and to what extent Shareholders may be able to sell their Shares. While there is no minimum number of participants required to conduct an auction, the auction platform provider will have discretion to not commence an auction if it determines that insufficient demand exists. Purchasers in auctions will be restricted solely to investors that are eligible to invest in the Fund, and may be restricted at certain times, including as required by federal securities laws, rules and regulations. Purchasers that are eligible to invest in the Fund may be represented by a registered broker-dealer, investment adviser, or other market participant that satisfies eligibility requirements of the auction platform provider to participate in auctions or, in the alternative, may submit orders directly to the auction platform provider if the auction platform provider permits such direct order submission. Any existing Shareholder of the Fund will be able to participate as a seller in an auction pursuant to which the Fund’s officers have authorized the transfer of Shares, and information on how to participate will be provided by or on behalf of the Fund in advance of the commencement of an auction. In connection with authorizing transfers of Shares in an auction, the officers of the Fund will comply with applicable restrictions as required by federal securities laws, rules, and regulations. Such transfers of Shares are authorized only for an approved auction and may be subject to restricted periods, including but not limited to limiting such transfers to certain eligible time periods or as otherwise required in order to comply with federal securities laws, rules, and regulations.

The Fund, and any affiliated purchaser thereof, may not (a) participate, directly or indirectly, in auctions via the auction platform provider, or (b) assist in setting auction terms, except as to the minimum parameters that appear in this Prospectus or the Declaration of Trust.

An auction is expected to have three phases:

ORDER ENTRY. Buyers and sellers would submit orders during this period. All buyer and seller orders may be entered as limit-style orders that must fall within certain fixed discount tiers of the Fund’s most recently calculated NAV at which the participant is willing to buy or sell a given number of Shares. In addition, the Fund reserves the right to reject any proposed purchaser for any reason. The Fund’s most recently calculated NAV would be made available to all potential auction participants during this period. Such information will be made available at a time sufficiently prior to the end of the order entry period so that buyers and sellers have adequate time and ability to adjust their buy and sell orders based on that data.

FINALIZATION. During this period, a clearing price and Share allocations would be determined by the auction platform provider based on an order allocation process that determines the price at which the greatest number of Shares would trade, and all orders (that have specified such price as within their limits) will be executed at that single price or not at all.

CLOSING. During this period, matched buy and sell orders would be executed and each executed transaction would be recorded. Once payment has been made, the Fund’s transfer agent would close the transactions by updating the books and records of the Fund to reflect new ownership.

The Fund expects all existing Shareholders of the Fund to be able to participate through an eligible intermediary in an auction pursuant to which the Fund’s officers have authorized the transfer of Shares and information on how to participate will be provided by or on behalf of the Fund in advance of the commencement of an auction. Certain market participants, such as broker-dealers, institutional investors, investment funds and registered investment advisers, are expected to be able to access the auction platform provider directly or on behalf of their clients, including Shareholders, to participate in an auction, subject to satisfaction of eligibility requirements. However, there can be no assurances that Shareholders and other market participants will participate in auctions through an authorized auction platform provider and only market participants that meet the auction platform provider’s eligibility requirements are permitted to purchase Shares directly through the auction platform provider’s platform. Investors that are natural persons may purchase Shares directly through the auction platform provider’s platform only if the auction platform provider permits such direct order submission.

The price at which the Fund’s Shares are purchased or sold in an auction will likely be substantially below the Fund’s last calculated NAV, and any Shareholder selling their Shares at a price below the Shareholder’s initial purchase price may lose money on their investment in the Fund. Existing Shareholders evaluating whether to participate in auctions should carefully consider the trade-off represented by auctions of access to potentially quicker liquidity, but possibly at a price below the Fund’s last calculated NAV, versus liquidating their Shares over multiple repurchase offers at the Fund’s NAV (which could decline over the course of successive repurchase offers).

The Fund expects any authorized auction platform provider to make available the results of the previous auctions occurring within the last 12-month period, if any, to investors who are eligible to subscribe for Shares in the Fund and to existing Shareholders in the Fund.

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Capitalized terms used and not otherwise defined in this Supplement have the meaning given them in the Prospectus.

Please retain this Supplement for future reference.